Via Facsimile, FedEx and Edgar

September 29, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Attention:  Ms. Kathleen Collins, Accounting Branch Chief
       Ms. Melissa Feider, Staff Accountant

Re:	Playlogic Entertainment, Inc. (the “Company”)
SEC comment letter for:
	-	Form 10-KSB for the Fiscal Year Ended December 31, 2007
	-	Form 10-QSB for the Quarter Ended March 31, 2008
	-	Form 8-K filed on October 30, 2007
File No. 000-49649

Dear Ms. Collins:

We received your letter dated September 5, 2008 and appreciate the comments and remarks from the Staff of the Commission (the “Staff”).  In this letter we are responding to the Staff’s comments in the following numbered paragraphs which correspond to the paragraph numbers in the comment letter.  The comments contained in the comment letter are reproduced in bold and italics below, and the responses to the comments follow.

For your convenience, we have sent by Federal Express to you and each other member of the Staff working on these filings (copied below) a courtesy package containing marked copies of amendments to the above referenced 10-KSB and 10-QSB made pursuant to your comments, along with this letter for your review. We will file the amendments to the 10-KSB and 10-QSB once you are in agreement with the responses and have no further comments.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A.  Disclosure Controls and Procedures

1.           Please refer to prior comment 2.  With regards to your revision to include Management’s Report on Internal Control Over Financial Reporting on page 26 of Form 10-KSB/A filed on August 21, 2007, we note that you have included only a portion of the definition of internal control over financial reporting with your report pursuant to Rule 13a-15(f) under the Exchange Act.  Please revise to either (1) include the entire definition or (2) just include a reference to the rule provision.

We have revised the disclosure on page 30 of Amendment No. 2 to 10-KSB to comply with the Staff’s comment.

2.           Also, please amend to provide the disclosure required by Item 308(T)(a)(4) of Regulation S-B.  In this regard, we note that your registered accounting firm did not provide an attestation report.

We have revised the disclosure on page 30 of Amendment No. 2 to 10-KSB to comply with the Staff’s comment.  Please note that Amendment No. 2 to 10-KSB does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  As a smaller reporting company, pursuant to the SEC’s extension of the compliance deadline under Section 404 of the Sarbanes-Oxley Act (see http://www.sec.gov/news/press/2008/2008-116.htm), the Company is required to perform a management evaluation of its internal controls over financial reporting beginning with its annual report filed for a fiscal year ending on or after December 15, 2007 and have its independent registered public accounting firm attest to such evaluation for fiscal years ending on or after December 15, 2009.  As such, the Company only provided management’s report but not the auditor’s attestation in the Annual Report for the fiscal year ended December 31, 2007, as amended.

3.           We note from your response to prior comment 3 that the Company’s failure to  include management’s report on Internal Control over Financial Reporting in the annual report did not impact the Company’s conclusions regarding the effectiveness of disclosure controls and procedures as of December 31, 2007.  Please note that the definition of disclosure controls and procedures provided in Rule 13a-15(e) of the 1934 Exchange Act indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In this regard; please note that; as discussed in Compliance and Disclosure Interpretation 115.02 located at http;//www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, the failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the Company not timely or current in its 1934 Exchange Act Reporting.  In light of these facts, we do not believe you could conclude that your disclosure controls and procedures were effective as of the end of the fiscal year.  Please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures (i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year).

We have amended the 10-KSB to disclose the management’s revised conclusion on the effectiveness of the Company’s disclosure controls and procedures (i.e., that disclosures controls and procedures were not effective as of the end of fiscal year 2007).

Form 8-K filed on October 30, 2007

4.           We note from your response to prior comment 7 that the Company engaged its current auditor, Cordovano and Honeck LLP, to re-audit the 2005 financial statements and the Company planned to file an amended 2006 Form 10-KSB by the end of August 2008.  Please update us as to the status of the re-audit and when the Company plans to file the amendment.

On October 23, 2007, the Company received a withdrawal letter from our former registered independent certified public accounting firm, S.W. Hatfield, CPA (the “Former Auditor”), stating that it was withdrawing the audit opinion dated December 11, 2006 on the restated financial statements of the Company as of and for the year ended December 31, 2005 (the “2005 Audit Opinion”), and that the 2005 Audit Opinion was not to be included in any filing with the SEC and not to be utilized for any purpose by any investor, member of management, member of the audit committee or member of the board of directors.  The reason cited by the Former Auditor for the withdrawal of the 2005 Audit Opinion was a failure of the Company to pay the Former Auditor outstanding fees in the amount of $2750, which the Former Auditor claimed would create an impairment of independence pursuant to the internal policies of the Former Auditor and the American Institute of Certified Public Accountants Professional Standards Section 191.103, which the Company’s Audit Committee disagreed.  Under these circumstances, the Company engaged its current auditor, Cordovano and Honeck LLP to re-audit the 2005 financial statements and planned to file an amended Annual Report on Form 10-KSB for the year ended December 31, 2006; however, the Company has now resolved the payment issue with the Former Auditor and received a letter from the Former Auditor on September 10, 2008, which states that the Company has complied in full with his written demand for payment. The Former Auditor has now withdrawn his original withdrawal letter dated October 23, 2007 and reissued the 2005 Audit Opinion on the restated consolidated financial statements of the Company as of and for the year ended December 31, 2005 as contained in the Annual Report on Form 10-KSB for the year ended December 31, 2006 filed with the SEC on or about April 17, 2007.  The Former Auditor consents to the inclusion of the 2005 Audit Opinion in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, retroactive to October 2, 2007, the date of its original withdrawal letter.  The Company has filed an amended current report on Form 8-K/A on September 10, 2008 to report this development.  As a result, we believe that the Company no longer needs to have the 2005 financial statements re-audited or to amend the 2006 Annual Report.

5.           Following your receipt of our letter dated November 5, 2007, the Company had discussions with the Staff where you indicated that the issue with S.W. Hatfield had been resolved.  You further indicated that you obtained a newly signed audit report for the 2005 financial statements from your prior auditors.  During this conversation, the Staff instructed the Company to file a Form 8-K/A to disclose such resolution.  Please tell us why you have not file the amended Form 8-K.  In this regard, tell as why you have engaged your current auditors to re-audit the 2005 financial statements and please clarify whether you obtained a newly signed audit report from your prior auditors, as you previously represented.  If so, please amend the Form 8-K as previously instructed.

Please see our response to comment 4 above.

Form 10-Q for the Quarter Ended June 30, 2008

Item 4. Controls and Procedures, page 19

6.           We note your disclosures on page 19 where you indicate that management concluded that the Company’s disclosure controls and procedures were effective as of “September 30, 2007.”  Please revise to disclose management’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report (June 30, 2008) pursuant to Item 307 of Regulation S-K.

We have amended the 10-Q to disclose the management’s revised conclusion on the effectiveness of the Company’s disclosure controls and procedures as of June 30, 2008 instead of September 30, 2007.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes in to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the comments from the Staff.  Should you have any questions regarding our response, please contact the undersigned at (31) 20-676 0304.

Sincerely,

/s/ Willem M. Smit
Willem M. Smit
Chief Executive Officer

cc:  Ms. Melissa Feider, Staff Accountant